TAHOE RESOURCES REPORTS THIRD QUARTER RESULTS

RECORD NINE-MONTH PRODUCTION AND CASH FLOW PER SHARE

VANCOUVER, British Columbia – November 3, 2016 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced strong financial and operating results for the third quarter and first nine months of 2016, including record nine-month silver and gold production as well as cash flow per share. Based on results to the end of September, the Company is well positioned to achieve its full-year 2016 production and cost guidance.

Highlights of the third quarter (“Q3”) and nine-month (“Q3 YTD”) 2016 results include:

•

Cash flow provided by operating activities before changes in working capital of $126.0 million and $311.3 million for Q3 2016 and Q3 YTD 2016, respectively, representing $0.40 per share in Q3 2016 and a record $1.10 per share in Q3 YTD 2016.

•	Record quarter and nine-month revenue of $234.7 million in Q3 2016 and $595.1 million in Q3 YTD 2016.
•	Net earnings of $63.0 million or $0.20 per share (basic and diluted) in Q3 2016 and $117.6 million or $0.42 per share (basic and diluted) in Q3 YTD 2016.
•	Adjusted earnings(1) of $65.7 million or $0.21 per share (basic and diluted) in Q3 2016 and a record $162.0 million or $0.57 per share (basic and diluted) in Q3 YTD 2016.
•	Record nine month production of 16.4 million ounces silver and 265,146 ounces gold.
•	Q3 2016 production totaling 5.0 million ounces silver and 98,419 ounces gold.
•	Total cash costs per ounce(1)(2) of silver and gold of $6.50 and $625, respectively, in Q3 2016 and $5.66 and $632, respectively, in Q3 YTD 2016.
•	All-in sustaining costs per ounce(1)(2) (“AISC”) of silver and gold of $8.68 and $974, respectively, in Q3 2016 and $7.55 and $979, respectively, in Q3 YTD 2016.
•	Dividends of $18.7 million and $50.7 million paid to shareholders in Q3 2016 and Q3 YTD 2016, respectively.
•	Dividend reinvestment plan implemented effective October 2016.
•	Total cash and cash equivalents at September 30, 2016 of $142.4 million.

(1)	Example of non-GAAP measure. See Cautionary Note on Non-GAAP Financial Measures.
(2)	Reported net of byproduct credits.

Ron Clayton, Tahoe’s President and CEO, commented, “We are well on the way to a record year in 2016, including achieving our key production and cost guidance. Escobal is having an outstanding year with both production and unit costs running at or better than expected levels. Driven by our strong results at Escobal, we are on track to pay over $35 million in royalties and taxes in Guatemala in 2016, in addition to paying approximately $20 million in wages and benefits and making significant direct investments in support of nutritional programs, education, skills training, agriculture and infrastructure development in the communities surrounding the mine. We have over 1,000 employees at Escobal, 97% of whom are Guatemalan. We very much appreciate the efforts of our employees and the strong support we receive from the surrounding community.

“Turning to gold, our Bell Creek shaft project is off to an excellent start, having commenced the first vertical raise near the end of the third quarter. The shaft project is a key component of our growth program, which will add about 40,000 ounces of new production annually starting in 2018. Looking at Q3 2016 gold production, we were adversely affected by drought conditions at Shahuindo during the quarter and delayed development at the Timmins mines. These issues have been resolved and we expect to return to planned production levels in the fourth quarter. Full-year gold production is estimated to be within our guidance range of 370,000 to 430,000 ounces.

“Looking at our financial position, our record cash flow per share and strong balance sheet position us to fund our near-term growth internally, while also sustaining one of the industry’s most attractive dividends.”

2016 Guidance

At September 30, 2016, the Company was well positioned to achieve its full-year production, cost and expenditure guidance for 2016. The Company’s guidance and related Q3 YTD 2016 performance is summarized below.

$ millions unless otherwise indicated	2016 Guidance	Q3 YTD Actual
2016 Silver Production (moz)	18 – 21	16.4
2016 Gold Production (koz)	370 – 430	265
Total cash cost per silver oz produced ($)	$5.50 – $6.50	$5.66
AISC per silver oz produced ($)	$8.00 – $9.00	$7.55
Total cash cost per gold oz ($)	$675 – $725	$632
AISC per gold oz produced ($)	$950 – $1000	$979
Sustaining capital (incl. capitalized exploration)	$115 – $135	$79.9
Project capital	$80 – $105	$72.0
Exploration expense	$15 – $20	$7.5
Corporate G&A	$45 – $50	$38.0

Footnotes:

(1)	See Forward-Looking Statements” and “Cautionary Note on Non-GAAP Financial Measures”.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $1,984/tonne zinc.
(3)	Assumes payable by-product metal production: 10,154 oz gold; 8,870 tonnes lead; 11,844 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.63; lead $0.84; zinc $1.13; total $2.60.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)

2016 Guidance figures presented for the Escobal, La Arena and Shahuindo mines are based on a full year of production, while figures for the Timmins Mines include nine months of production based on the April 1, 2016 date of acquisition of Lake Shore Gold.

(7)	Corporate G&A includes non-cash, stock-based compensation.
(8)	Numbers may not add due to rounding.

REVIEW OF OPERATIONS

Silver Operations

Escobal

Average mill throughput at the Escobal mine during Q3 2016 was 4,472 tonnes per day (“tpd”) at an average silver head grade of 444 grams per tonne (“gpt”) compared to average mill throughput of 4,446 tpd at an average silver head grade of 508 gpt in the third quarter of 2015 (“Q3 2015”). The mine produced metal concentrates containing 5.0 million ounces of silver, 2,314 ounces of gold, 2,017 tonnes of lead and 2,974 tonnes of zinc during Q3 2016 compared to 5.8 million ounces of silver, 3,744 ounces of gold, 2,862 tonnes of lead and 4,033 tonnes of zinc for the same period in 2015. The average silver recovery to concentrates was 84.8% versus 87.1% in Q3 2015, with the reduction reflecting lower grades and the introduction of ore from the East Zone to the process plant.

During Q3 2016, 5,072 dry metric tonnes (“dmt”) of lead concentrate and 5,845 dry metric tonnes of zinc concentrate containing approximately 4.8 million payable ounces of silver were shipped and sold to third party smelters compared to 6,687 dmt of lead concentrate and 6,113 dmt of zinc concentrate containing approximately 5.5 million payable ounces of silver shipped and sold during Q3 2015. Concentrate sales during the quarter generated $103.5 million in revenues at mine operating costs of $47.7 million resulting in mine operating earnings of $55.8 million. Concentrate sales for Q3 2015 generated $82.6 million in revenues at operating costs of $60.0 million resulting in a mine operating earnings of $22.6 million. Cost and productivity improvements in the mine and mill, coupled with favorable diesel fuel prices, continue to drive low production costs. Every 10% change in the price of diesel fuel impacts Escobal’s total cash costs and AISC by approximately $0.10 per ounce. The average price of diesel fuel used in power generation in Q3 YTD 2016 was approximately $2.00 per gallon compared to an assumed price of $2.60 per gallon used for the Company’s original 2016 cost guidance.

Total cash costs for Q3 2016 were $6.50 per silver ounce, an improvement of $0.25 per ounce or 4% compared to Q3 2015. The reduction reflected lower enacted statutory royalty rates and cost and operating efficiencies achieved in the mine, offset by the impact of lower planned grades. AISC were $8.68 per ounce in Q3 2016, an improvement of $1.04 per ounce or 11%, with lower cash costs and the timing of capital expenditures largely accounting for the reduction.

Escobal Unit Costs ($/Tonne)
	2014	2015	Q3 YTD 2016
Mine Operations	$42.76	$38.66	$36.27
Process Operations	$31.20	$23.00	$24.65
Site G&A	$21.84	$17.45	$16.56
Total Operating Costs	$95.80	$79.11	$77.48

A total of 2,222 metres of development was completed during Q3 2016, with the majority of production coming from primary and secondary transverse long-hole stopes in the Central Zone. Production continued in the East Zone with approximately 70,000 tonnes of ore brought to surface during the quarter.

Gold Operations

La Arena

A total of 3.4 million tonnes of ore at an average grade of 0.53 gpt was placed on the leach pad during Q3 2016 compared to 3.3 million tonnes at an average gold grade of 0.63 gpt during Q3 2015. Ore tonnes mined totaled 3.8 million tonnes at a strip ratio of 2.22 compared to 3.2 million tonnes of ore mined at a strip ratio of 1.83 in Q3 2015.

There were 48,516 gold ounces produced in doré and 56,579 gold ounces sold during Q3 2016 compared to 57,415 gold ounces produced in doré and 57,053 gold ounces sold in Q3 2015. Production during Q3 2016 and Q3 YTD 2016 benefited from positive grade reconciliations. Gold sales during Q3 2016 generated $64.0 million in revenue at mine operating costs of $32.8 million resulting in mine operating earnings of $31.2 million. Q3 2015 gold sales generated $63.2 million in revenues at mine operating costs of $45.6 million resulting in mine operating earnings of $17.6 million.

Total cash costs per ounce of gold produced, net of by-product credits, averaged $593 in Q3 2016, an increase of $45 per ounce or 8% compared with Q3 2015. The increase resulted from planned lower grades based on the current mine plan. AISC for Q3 2016 averaged $864 per ounce, an increase of $135 per ounce or 19% compared with the same period in 2015 reflecting lower grades and increased capital expenditures.

Sustaining capital projects during Q3 2016 included planned extensions to the leach pad phase 4A3 and the waste dump phases 3B and 4B.

Shahuindo

Commercial production commenced at Shahuindo effective May 1, 2016. The mine’s Q3 2016 production, unit costs and profitability were affected by severe drought conditions experienced in north-central Peru beginning in the second quarter of 2016 (“Q2 2016”). As a result, the irrigation area on the leach pad was temporarily reduced during Q2 2016 due to a decrease in the availability of process water. Successful efforts to increase the permanent water supply during Q3 2016 have allowed the area under irrigation to return to planned levels. Run-of-mine ore continued to be placed on the leach pads at planned rates during the third quarter, which increased gold inventories in the heap to levels higher than anticipated. The Company expects to lower heap inventory and increase gold production over the next several quarters as a result of increased water availability and operating improvements.

Gold produced in doré during Q3 2016 totaled 10,099 gold ounces. A total of 0.7 million tonnes was placed on pads during Q3 2016 at an average grade of 0.80 gpt gold. A total of 1.5 million tonnes of ore was mined during Q3 2016 at a strip ratio of 0.64.

Gold sales during Q3 2016 totaled 7,040 ounces, which generated revenue of $9.6 million at mine operating costs of $8.1 million, resulting in mine operating earnings of $1.5 million.

Total cash costs, net of by-product credits, for Q3 2016 were $742 per ounce, while AISC were $990 per ounce. Costs were impacted by lower than anticipated recoveries, as well as lower tonnage available for leaching due to the drought conditions.

Capital projects during Q3 2016 included construction of the second leach pad, which advanced to 86% completion with 10.7 hectares of liner placed by the end of the quarter. The solution canal connecting pad 2A to the existing pad was completed in Q3 2016. Construction of the life-of-mine waste dump facility and leach pad platform were in progress at quarter end.

Engineering for the 12,000 tpd crushing and agglomeration circuit has been completed; equipment fabrication and procurement is ongoing with initial equipment delivery scheduled for Q4 2016. Site layout definition, earthworks and civil works engineering are nearing completion. Commissioning of the circuit, originally scheduled for March 2017, is now expected in Q3 2017 primarily due to permitting delays. The Company expects to complete the permitting process during Q1 2017 and is actively pursuing options to accelerate this timeline. Based on improved run-of-mine leaching results to date, management is now reassessing the need to construct an additional 24,000 tpd crushing and agglomeration circuit in order to achieve total production of 36,000 tpd.

Timmins Mines

The Company’s Timmins mines (includes the Timmins West and Bell Creek mining operations) processed a total of 302,579 tonnes during Q3 2016 at an average grade of 3.99 gpt and an average recovery rate of 96.6% for a total of 37,490 recovered gold ounces. A total of 35,473 ounces of gold were produced in doré in Q3 2016 while 43,421 ounces were sold. Sales during the quarter generated $57.8 million in revenues at mine operating costs of $34.6 million for mine operating earnings of $23.2 million.

Total cash costs for Q3 2016 averaged $635 per ounce, with the increase from the previous quarter resulting from slightly lower grades as scheduled in the mine plan. AISC for Q3 2016 were $1,112 per ounce reflecting on-going capitalized ramp and sub-level development advancements.

Underground ramp and sublevel development at both Timmins West and Bell Creek continued in support of the life-of-mine production schedules, with 5,149 metres of total development completed during Q3 2016. At Timmins West, infrastructure development at the 144 Gap deposit advanced, including ramp, raise and lateral development to access the resource.

The Bell Creek shaft project achieved significant progress in Q3 2016. Mobile equipment was received and lateral development on the first two of five horizons was completed. Vertical development commenced from the 535 metre level towards the 300 metre level via mechanized raise climbing method. The existing, dormant hoisting plant was audited, yielding only minor deficiencies. Repairs to the plant have been completed and the hoist is ready to support rehabilitation of the existing shaft. Engineering and procurement is progressing on schedule. Site infrastructure work has also commenced in preparation for the civil works around the new hoisting plant and electrical substation footprint.

Construction of the Phase 4 North tailings facility expansion at the Bell Creek mill was completed at the end of Q3 2016.

Subsequent to the end of the third quarter, the Company signed an Impact Benefits Agreement (“IBA”) relating to the Company’s Bell Creek mine and surrounding properties with the Mattagami, Wahgoshig, Matachewan and Flying Post First Nation communities in the Timmins area of Northern Ontario. The IBA establishes a framework for continued consultation relating to the Company’s existing and future operations in and around Timmins, and provides long-term financial benefits to the four First Nation communities as well as opportunities in such areas as new business ventures, employment, training and education.

Conference Call

Tahoe’s senior management will host a conference call to discuss the third quarter and first nine month 2016 results on Friday, November 4, 2016 10:00 a.m. ET (7:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later in the day on the Company’s website.

Complete financial results as well as the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresources.com).

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Cautionary Note on Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share
The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings (loss) or consolidated earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

Total cash costs and total production costs
The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (the “Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures and by-product credit calculations, as applicable), see Tahoe’s management’s discussion and analysis for the three and nine months ended September 30, 2016 available at www.tahoeresources.com and on SEDAR at www.sedar.com. For information on how Lake

Shore Gold has historically disclosed these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Lake Shore Gold’s management’s discussion and analysis for the year ended December 31, 2015, also available on SEDAR.

Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimates related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; the results of MEM’s court-ordered hearing of a historical opposition to the Escobal exploitation license; estimated royalty to be paid in Guatemala in 2016; the sensitivity of Escobal’s total cash costs and AISC to changes in diesel prices; the timing for re-commissioning and deepening the shaft at the Bell Creek Mine, which is expected to add 40,000 of new annual production at Bell Creek in 2018 the continued commercial production at Shahuindo; the timing of sustaining capital projects; the expectation of meeting production targets; the timing of establishing permanent water supplies of process water at Shahuindo; and the timing and cost of the design, procurement, and construction of the crushing and agglomeration plant at Shahuindo.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF under the heading “Description of Our Business – Risk Factors”, available on SEDAR at www.sedar.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a discussion of risks and uncertainties affecting the Company’s Canadian operations, see Lake Shore Gold’s most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under Lake Shore Gold’s issuer profile at www.sedar.com.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298

			Q3 YTD	Q3 YTD
Selected Consolidated Financial Results	Q3 2016	Q3 201(1)	2016(2)	2015(1)
Metal Sold
Silver (000’s ozs)	4,800	5,492	14,573	13,975
Gold (ozs) (8)	108,791	59,814	257,483	123,721
Lead (t)	1,917	2,557	6,705	6,369
Zinc (t)	2,656	2,753	9,505	8,756
Realized Price
Silver in concentrate (per oz)	$20.64	$14.33	$18.54	$15.54
Gold in concentrate (per oz)	$1,374	$1,104	$1,366	$1,134
Gold in doré (per oz)	$1,321	$1,106	$1,264	$1,151
Lead (per t)	$2,204	$1,764	$1,829	$1,918
Zinc (per t)	$2,513	$1,653	$2,160	$1,940
LBMA/LME Price(3)
Silver (per oz)	$19.61	$14.91	$17.12	$16.01
Gold (per oz)	$1,335	$1,124	$1,260	$1,179
Lead (per t)	$1,873	$1,712	$1,780	$1,822
Zinc (per t)	$2,255	$1,844	$1,955	$2,040
Revenues	$234,721	$145,736	$595,105	$364,830
Earnings from operations	$99,425	$26,118	$210,802	$67,421
Earnings attributable to common shareholders	$63,011	$13,255	$117,561	$35,806
Earnings per common share
Basic	$0.20	$0.06	$0.42	$0.18
Diluted	$0.20	$0.06	$0.42	$0.18
Adjusted earnings(4)	$65,657	$18,410	$161,970	$48,010
Adjusted earnings per common share(4)
Basic	$0.21	$0.08	$0.57	$0.24
Diluted	$0.21	$0.08	$0.57	$0.24
Dividends paid	$18,654	$13,627	$50,730	$36,077
Cash flow provided by operating activities before changes in working capital	$125,987	$52,962	$311,257	$129,882
Cash flow provided by operating activities	$78,679	$52,690	$141,650	$112,914
Cash and cash equivalents	$142,426	$110,553	$142,426	$110,553
Total assets	$3,033,218	$2,205,269	$3,033,218	$2,205,269
Total long-term liabilities	$276,180	$255,626	$276,180	$255,626
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$6.50	$6.75	$5.66	$7.61
All-in sustaining costs per silver ounce net of by-product credits(4)(7)	$8.68	$9.72	$7.55	$10.69
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$625	$548	$632	$544
All-in sustaining costs per gold ounce net of by-product credits(4)(6)	$974	$729	$979	$696

(1)	Comparative Q3 2015 and Q3 YTD 2015 numbers exclude operational and financial information from Lake Shore Gold.
(2)

Q3 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Refer to the “Non-GAAP Financial Measures” section of the Company’s Q3 and Q3 YTD 2016 MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced for Q3 YTD 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $0.48 for Q3 YTD 2015. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

All-in sustaining costs net of by-product credits per gold ounce produced for Q3 2016 and Q3 YTD 2016 exclude the impact of $nil and $11.0 million, respectively, in non-recurring transaction costs related to the acquisition of Lake Shore Gold.

(7)

All-in sustaining costs net of by-product credits per silver ounce produced for Q3 2015 and Q3 YTD 2015 exclude the impact of $0.2 million and $5.7 million, respectively, in non-recurring transaction costs related to the acquisition of Rio Alto.

(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 257,483 gold ounces sold for Q3 YTD 2016 are 31,464 gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7,583 ounces of gold in doré sold in the period January through April 2016, respectively).